FILED PURSUANT TO RULE 424 (B) (2)
                                          REGISTRATION STATEMENT NUMBER 33-97888



PROSPECTUS SUPPLEMENT
(To Prospectus dated November 2, 1995)
April 6, 1998


                           A Maximum of 106,194 Shares

                      HEALTHCARE REALTY TRUST INCORPORATED

                                  Common Stock



     Healthcare Realty Trust Incorporated ("Healthcare Realty" or the "Company") is a self-managed and self-administered real estate investment trust ("REIT") that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. As of January 31, 1998, the Company owned and operated, either directly or through consolidated entities, 87 properties containing approximately 4.4 million square feet in 44 markets nationwide. In addition, as of January 31, 1998, the Company provided property management services for 130 healthcare-related properties nationwide and third party asset management services for 251 properties nationwide.

     All of the shares of the Company's common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Shares") are being issued and sold by the Company to one or more institutional investors at negotiated purchase prices, for an aggregate purchase price and proceeds to the Company of up to $3.0 million. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HR." On April 3, 1998, the last reported sale price for the Common Stock on the NYSE was $28.312 per share. Following completion of the offering, assuming all of the Shares are sold at the last reported sales price, the Company will issue 105,962 Shares to the purchasers and the Company will have 20,804,774 Shares outstanding (excluding shares reserved for issuance under its compensation plans and its dividend reinvestment plan). The actual number of Shares issued pursuant to the Offering and the number of Shares outstanding following the Offering are dependent upon the per share sale price of the Shares during completion of the Offering but shall not exceed a maximum of 106,194 Shares. The Company pays regular quarterly dividends.

                                   __________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   __________

     This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are intended to be covered by the provisions of such act. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including the factors contained in this Prospectus Supplement, the accompanying Prospectus and the information incorporated by reference, including the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus. Unless the context otherwise requires, all references to the "Company" or "Healthcare Realty" include Healthcare Realty Trust
Incorporated, its wholly-owned subsidiaries, and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.

                                   THE COMPANY

     Healthcare Realty is a self-managed and self-administered REIT that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. From the commencement of its operations in June 1993 through January 31, 1998, the Company has invested or committed to invest, directly and indirectly, over $525 million in 87 income-producing real estate properties related to the delivery of healthcare services, containing over 4.4 million square feet. As of January 31, 1998, the Company's portfolio was comprised of seven facility types, located in 44 markets nationwide, and operated pursuant to contractual arrangements with 18 healthcare providers. At January 31, 1998, the Company provided property management services for 130 healthcare-related properties nationwide, totaling over 3.9 million square feet, and third-party asset management services for 251 properties nationwide, totaling over 1.3 million square feet. The Company intends to maintain a portfolio of properties that are focused predominantly on the outpatient services segment of the healthcare industry and are diversified by tenant, geographic location and facility type.

                               RECENT DEVELOPMENTS

     Acquisitions. In December 1997, Healthcare Realty completed a $12.5 million acquisition of an 80,000 square foot ancillary hospital facility under development and additional building sites located adjacent to the 251-bed Bradley County Memorial Hospital in Cleveland, Tennessee. Upon completion of the development, which is expected to occur in June 1998, the ancillary hospital facility is expected to be occupied by physician practices and affiliated hospital services and support functions, including diagnostic imaging, laboratory services and an ambulatory surgery center. The development is situated on 8.5 acres that contain two additional sites for further development.

     Operating Results and Distributions. Funds from operations ("FFO") for the year ended December 31, 1997 increased 51.1% to $42.3 million, from $28.0 million for the year ended December 31, 1996. FFO for the three months ended December 31, 1997 increased 52.7% to $11.3 million, from $7.4 million for the three months ended December 31, 1996. The Company generally considers FFO a widely used and appropriate measure of performance for an equity REIT which provides a relevant basis for comparison among REITs.

                                     (S-2)

     The Company's payout ratio, based on FFO, has decreased from approximately 90% for the year ended December 31, 1996 to approximately 87% for the year ended December 31, 1997, and from approximately 88% for the three months ended December 31, 1996 to approximately 85% for the three months ended December 31, 1997.

     FFO, as defined by the National Association of Real Estate Investment Trusts, Inc. 1995 White Paper, means net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the shares of the Common Stock offered hereby, after deducting estimated expenses of this Offering, are approximately $3.0 million. The Company intends to use the net proceeds to fund its development and acquisition activities and for general corporate purposes.

                              PLAN OF DISTRIBUTION

     The Company plans to offer the Common Stock offered hereby at varying prices related to the closing prices of the Common Stock on the NYSE directly to one or more institutional investors without deduction for commissions or discounts.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     On February 2, 1998, the Clinton Administration announced its revenue proposals for the 1998/1999 Federal budget. These proposals contain certain provisions that, if enacted, would significantly modify the REIT-related Code provisions. The following list sets forth the major changes that have been proposed: (i) limit the grandfathered status of existing stapled, or paired-share, REITs by treating the stapled entities as one entity with respect to properties acquired and activities or services performed relating to such properties after the effective date; (ii) restrict impermissible businesses indirectly conducted by REITs by prohibiting REITs from acquiring stock that represents more than 10% of the vote and value of all classes of stock of a corporation after the effective date (subject to certain grandfather provisions); (iii) modify the treatment of closely held REITs by imposing as an additional requirement for initial REIT qualification that no person can own stock of a REIT possessing more than 50% of the total combined voting power of all classes of voting stock or more than 50% of the total value of shares of all classes of stock; and (iv) effectively eliminate the tax-free conversions of large C corporations to REITs by repealing Code Section 1374 and requiring the conversion to be treated as a liquidation of the C corporation followed by a contribution of the assets to a REIT. If enacted, the effective date of each of these provisions will generally be the first date of committee action. At this time, it is uncertain whether any or all of these provisions, or additional provisions, will be enacted, or if enacted, to what extent, if any, they will materially affect the Company.

                                     (S-3)

                          A Maximum of 106,194 Shares

                               HEALTHCARE REALTY
                              TRUST INCORPORATED

                                  COMMON STOCK
                                   __________

                              PROSPECTUS SUPPLEMENT
                                  April 6, 1998
                                   __________
================================================================================
     No person has been authorized in connection with the offering made hereby to give any information or to make any representations not contained in this Prospectus Supplement and accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy the shares of Common Stock offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained in this Prospectus Supplement and the accompanying Prospectus is correct as of any date subsequent to the date hereof.

                                   __________

                                TABLE OF CONTENTS
                              Prospectus Supplement
                                                     Page
The Company                                           S-2
Recent Developments                                   S-2
Use of Proceeds                                       S-3
Plan of Distribution                                  S-3
Certain Federal Income Tax Considerations             S-3

                                   Prospectus
Available Information                                   2
Incorporation of Certain Documents by
   Reference                                            2
The Company                                             3
Use of Proceeds                                         3
Ratio of Earnings to Fixed Charges                      3
Description of Common Stock                             3
Description of Common Stock Warrants                    6
Description of Preferred Stock                          6
Description of Debt Securities                         10
Federal Income Tax and ERISA
   Considerations                                      15
Plan of Distribution                                   16
Experts                                                17
Legal Matters                                          17